Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated January 11, 2010

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2010

São Paulo, January 11, 2010 – ULTRAPAR PARTICIPAÇÕES S.A. (BM&FBOVESPA:UGPA4 / NYSE:UGP), a company engaged in fuels distribution (Ultragaz / Ipiranga), chemicals (Oxiteno) and logistics for liquid bulk (Ultracargo), announces its investment plan for 2010, approved by the Board of Directors.

Ultrapar’s investment plan for 2010, excluding acquisitions, amounts to R$ 820 million and aims at growth through increased scale, technological differentiation and gains of productivity, as well as modernization of existing operations. The increase in investments compared to 2009 reflects a more dynamic economic environment seen in the last months of that year, with consequent more attractive opportunities for all of our business units.

Organic investments¹ (R$ million)	2010
Ultragaz	152
Ipiranga	314
Oxiteno	252
Ultracargo	81
Other²	20
Total	820
[1] Net of disposals [2] Includes mainly RPR and corporate IT services

At Ultragaz, investments will be mainly dedicated to the expansion of UltraSystem (small bulk), segment with growth linked to the economic performance, to the strengthening of its operations in the North and Northeast regions of Brazil and to the replacement of LPG bottles and tanks. At Ipiranga, investments will be mainly directed to the expansion and renewal of its fuel distribution network and to operational improvements, including the expansion in the Mid-West, Northeast and North regions of Brazil initiated with the acquisition of Texaco. From Ipiranga’s total investment budget, R$ 182 million refer to additions to property, plant and equipment and R$ 133 million refer to financing and bonuses to clients, net of repayments. In Oxiteno, the forecasted investments include R$ 185 million to the conclusion of the capacity expansions in the ethylene oxide and the ethoxylates units at Camaçari, adding 90,000 tons/year and 70,000 tons/year, respectively. At Ultracargo, investments will be mainly directed to the expansion of 50,000 cubic meter in its terminals in Suape, Santos and Aratu.

André Covre

Chief Financial and Investor Relations Office

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)